UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

           For May 20, 2010

Commission File Number: 001-33916

GEROVA FINANCIAL GROUP, LTD.

c/o GEROVA Holdings, Ltd.
Cumberland House, 5th Floor
1 Victoria Street
Hamilton, HM 11
Bermuda
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

Other Events

On May 20, 2010, GEROVA Financial Group, Ltd. issued a press release announcing that it has established new headquarters for its insurance operations in Hamilton, Bermuda.  The new offices are the global headquarters for GEROVA Holdings, Ltd., and for its insurance subsidiaries.  A copy of the press release is annexed hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibits

Exhibit No.	Description

99.1	Press Release of GEROVA Financial Group, Ltd. dated as of May 20, 2010.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

GEROVA FINANCIAL GROUP, LTD.

May 20, 2010	By:
/s/ Gary T. Hirst
Dr. Gary T. Hirst
President